The information in this prospectus supplement is not complete and may be changed. This prospectus supplement is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

File Pursuant to Rule 424(b)(4)
Registration No. 333-174128
Subject to Completion
Preliminary Prospectus Supplement dated May 16, 2011

PROSPECTUS SUPPLEMENT
(To prospectus dated May 16, 2011)
4,560,055 Shares

Ameristar Casinos, Inc.

Common Stock

The selling stockholder identified in the accompanying prospectus is selling 4,560,055 shares of our common stock. We will not receive any proceeds from the sale of our common stock by the selling stockholder.

Our common stock is listed on the Nasdaq Global Select Market under the symbol “ASCA.” On May 16, 2011, the closing sale price of our common stock on the Nasdaq Global Select Market was $22.78 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 8 of the accompanying prospectus and in the documents incorporated by reference in this prospectus supplement and the accompanying prospectus.

The underwriter has agreed to purchase the common stock from the selling stockholder at a price of $      per share, which will result in $      of proceeds to the selling stockholder. The underwriter may offer the shares of common stock from time to time for sale in one or more transactions on the Nasdaq Global Select Market, in the over-the-counter market, through negotiated transactions or otherwise at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.

None of the Nevada Gaming Commission, the Missouri Gaming Commission, the Mississippi Gaming Commission, the Iowa Racing and Gaming Commission, the Indiana Gaming Commission, the Colorado Limited Gaming Control Commission or any other gaming regulatory authority has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete.

The shares will be ready for delivery on or about May   , 2011.

BofA Merrill Lynch

The date of this prospectus supplement is May   , 2011.

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

This document consists of two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part is the accompanying prospectus, which contains more general information, some of which may not apply to this offering. You should read both this prospectus supplement and the accompanying prospectus, together with additional information described in the accompanying prospectus under the heading “WHERE YOU CAN FIND MORE INFORMATION.”

If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement. Any statement made in this prospectus supplement or in a document incorporated or deemed to be incorporated by reference in this prospectus supplement will be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained in this prospectus supplement or in any other subsequently filed document that is also incorporated or deemed to be incorporated by reference in this prospectus supplement modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

You should rely only on the information contained in or incorporated by reference into this prospectus supplement, the accompanying prospectus and any free writing prospectus we have authorized for use in connection with this offering. This prospectus supplement may be used only for the purpose for which it has been prepared. No one is authorized to give information other than that contained in this prospectus supplement, the accompanying prospectus and any free writing prospectus we have authorized for use in connection with this offering and in the documents incorporated by reference herein, in the accompanying prospectus or any such free writing prospectus. We and the selling stockholder have not, and the underwriter has not, authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it.

We and the selling stockholder are not, and the underwriter is not, making an offer to sell our common stock in any jurisdiction where the offer or sale is not permitted. You should not assume that the information appearing in this prospectus supplement, the accompanying prospectus, any free writing prospectus we have authorized for use in connection with this offering or any document incorporated by reference herein or therein is accurate as of any date other than the date of the applicable document. Our business, financial condition, results of operations, and prospects may have changed since that date. Neither this prospectus supplement nor the accompanying prospectus constitutes an offer, or an invitation on our or the selling stockholder’s behalf or on behalf of the underwriter, to subscribe for and purchase any of the securities, and may not be used for or in connection with an offer or solicitation by anyone, in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation.

Unless otherwise indicated, all references in this prospectus supplement and the accompanying prospectus to “we,” “our,” “us,” “Ameristar” and the “Company” refer to Ameristar Casinos, Inc. and its subsidiaries.

PRICE RANGE OF OUR COMMON STOCK AND DIVIDEND POLICY

Market Information

Our common stock is traded on the Nasdaq Global Select Market under the symbol “ASCA.” The high and low sales prices of the common stock, as reported by the Nasdaq Global Select Market, for each quarter during our two most recent fiscal years and this year are reported below.

	High	Low

Year ending December 31, 2011
Second Quarter (through May 16, 2011)	$23.46	$17.66
First Quarter	18.12	14.64
Year ending December 31, 2010
Fourth Quarter	19.23	15.48
Third Quarter	18.41	13.44
Second Quarter	20.69	15.00
First Quarter	19.00	14.17
Year ending December 31, 2009
Fourth Quarter	18.50	13.94
Third Quarter	21.27	15.36
Second Quarter	23.00	12.28
First Quarter	13.62	6.86

On May 16, 2011, the closing sale price of our common stock, as reported on the Nasdaq Global Select Market was $22.78 per share. As of May 13, 2011, there were approximately 206 record holders.

Dividend Policy

In 2010 and 2009, we paid four quarterly cash dividends on our common stock of $0.105 per share, for an annual total of $0.42 per share. During the quarter ended March 31, 2011, we also paid a quarterly cash dividend of $0.105 per share. Holders of our common stock are only entitled to receive such dividends as our board of directors may declare out of funds legally available for such payments. The payment of future dividends will depend upon our earnings, economic conditions, liquidity and capital requirements and other factors, including the higher debt leverage and debt service requirements we have following the consummation of our recent refinancing transactions. Accordingly, we cannot assure you that future dividends will be paid at levels comparable to our historical distributions, if at all. In addition, our new credit facility and the indenture governing our senior notes impose limitations on the amount of dividends we may pay, determined by one or more of the amount of dividends, the satisfaction of certain financial covenants or other conditions.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO
NON-U.S. HOLDERS OF OUR COMMON STOCK

The following is a summary of the material United States federal income tax consequences to non-U.S. holders (as defined below) of the acquisition, ownership and disposition of our common stock issued pursuant to this offering. This discussion is not a complete analysis of all of the potential United States federal income tax consequences relating thereto, nor does it address any estate and gift tax consequences or any tax consequences arising under any state, local or foreign tax laws, or any other United States federal tax laws. This discussion is based on the Internal Revenue Code of 1986, as amended, or the Internal Revenue Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the Internal Revenue Service, or IRS, all as in effect as of the date of this offering. These authorities may change, possibly retroactively, resulting in United States federal income tax consequences different from those discussed below. No ruling has been or will be sought from the IRS with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the acquisition, ownership or disposition of our common stock, or that any such contrary position would not be sustained by a court.

This discussion is limited to non-U.S. holders who purchase our common stock issued pursuant to this offering and who hold our common stock as a “capital asset” within the meaning of Section 1221 of the Internal Revenue Code (generally, property held for investment). This discussion does not address all of the United States federal income tax consequences that may be relevant to a particular holder in light of such holder’s particular circumstances. This discussion also does not consider any specific facts or circumstances that may be relevant to holders subject to special rules under the United States federal income tax laws, including, without limitation:

•	banks, thrifts, insurance companies or other financial institutions;

•	tax-exempt organizations;

•	partnerships, S corporations or other pass-through entities;

•	traders in securities that elect to mark to market;

•	broker-dealers or dealers in securities or currencies;

•	United States expatriates;

•	“controlled foreign corporations,” “passive foreign investment companies” or corporations that accumulate earnings to avoid United States federal income tax;

•	persons that own, or are deemed to own, more than 5% of our outstanding common stock (except to the extent specifically set forth below);

•	persons deemed to sell our common stock under the constructive sale provisions of the Internal Revenue Code;

•	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•	persons subject to the alternative minimum tax; or

•	persons that hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction.

PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS AND ANY OTHER UNITED STATES FEDERAL TAX LAWS.

Definition of Non-U.S. Holder

For purposes of this discussion, a non-U.S. holder is any beneficial owner of our common stock that is not a “U.S. person” for United States federal income tax purposes. A U.S. person is any of the following:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income tax regardless of its source; or

•	a trust (1) whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust, or (2) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) holds shares of our common stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. A partner of a partnership holding shares of our common stock should consult its tax advisor regarding the tax consequences of the distribution.

Distributions on Our Common Stock

If we make cash or other property distributions on our common stock, such distributions generally will constitute dividends for United States federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. Amounts not treated as dividends for United States federal income tax purposes will constitute a return of capital and will first be applied against and reduce a non-U.S. holder’s tax basis in the common stock, but not below zero. Distributions in excess of our current and accumulated earnings and profits and in excess of a non-U.S. holder’s tax basis in its shares will be taxable as capital gain realized on the sale or other disposition of the common stock and will be treated as described under “—Dispositions of Our Common Stock” below.

Dividends paid to a non-U.S. holder of our common stock generally will be subject to United States federal withholding tax at a rate of 30% of the gross amount of the dividends, or such lower rate specified by an applicable income tax treaty. To receive the benefit of a reduced treaty rate, a non-U.S. holder must furnish to us or our paying agent a valid IRS Form W-8BEN (or applicable successor form) certifying such holder’s qualification for the reduced rate. This certification must be provided to us or our paying agent prior to the payment of dividends and must be updated periodically. Non-U.S. holders that do not timely provide us or our paying agent with the required certification, but that qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under an applicable income tax treaty.

Dividends paid on our common stock that are effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment maintained by the non-U.S. holder in the United States) will be exempt from United States federal withholding tax. To claim the exemption, the non-U.S. holder must generally furnish to us or our paying agent a properly executed IRS Form W-8ECI (or applicable successor form).

Any dividends paid on our common stock that are effectively connected with a non-U.S. holder’s United States trade or business (and if required by an applicable income tax treaty, attributable to a permanent establishment maintained by the non-U.S. holder in the United States) generally will be subject to United States federal income tax on a net income basis at the regular graduated United States federal income tax rates in much the same manner as if such holder were a U.S. person. A non-U.S. holder that is a foreign corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. Non-U.S. holders should consult any applicable income tax treaties that may provide for different rules.

Dispositions of Our Common Stock

Subject to the discussion below regarding backup withholding, a non-U.S. holder generally will not be subject to United States federal income tax on any gain realized upon the sale or other disposition of our common stock, unless:

•	the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States, and if required by an applicable income tax treaty, attributable to a permanent establishment maintained by the non-U.S. holder in the United States;

•	the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition, and certain other requirements are met; or

•	our common stock constitutes a “United States real property interest” by reason of our status as a United States real property holding corporation (a “USRPHC”) for United States federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the non-U.S. holder’s holding period for our common stock.

Gain described in the first bullet point above will be subject to United States federal income tax on a net income basis at the regular graduated United States federal income tax rates in much the same manner as if such holder were a U.S. person. A non-U.S. holder that is a foreign corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. Non-U.S. holders should consult any applicable income tax treaties that may provide for different rules.

Gain described in the second bullet point above will be subject to United States federal income tax at a flat 30% rate (or such lower rate specified by an applicable income tax treaty), but may be offset by United States source capital losses (even though the individual is not considered a resident of the United States), provided that the non-U.S. holder has timely filed United States federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we are not currently and do not anticipate becoming a USRPHC for United States federal income tax purposes. However, because the determination of whether we are a USRPHC depends on the fair market value of our United States real property interests relative to the fair market value of our other trade or business assets and our non-U.S. real property interests, there can be no assurance that we are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a non-U.S. holder of our common stock will not be subject to tax if such class of stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such non-U.S. holder owned, actually or constructively, 5% or less of such class of our stock throughout the shorter of the five-year period ending on the date of the sale or exchange or the non-U.S. holder’s holding period for such stock. We believe our common stock is “regularly traded” on an established securities market, although we cannot guarantee that it will be so traded in the future. If gain on the sale or other taxable disposition of our stock were subject to taxation under the third bullet point above, the non-U.S. holder would be subject to regular United States federal income tax with respect to such gain in generally the same manner as a U.S. person.

Information Reporting and Backup Withholding

We must report annually to the IRS and to each non-U.S. holder the amount of distributions on our common stock paid to such holder and the amount of any tax withheld with respect to those distributions. These information reporting requirements apply even if no withholding was required because the distributions were effectively connected with the holder’s conduct of a United States trade or business, or withholding was reduced or eliminated by an applicable income tax treaty. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established. Backup withholding, however, generally will not apply to distributions to a non-U.S. holder of our common stock provided the non-U.S. holder furnishes to us or our paying agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN or IRS Form W-8ECI, or certain other requirements are met. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person that is not an exempt recipient.

Unless a non-U.S. holder complies with certification procedures to establish that it is not a U.S. person, information returns may be filed with the IRS in connection with, and the non-U.S. holder may be subject to backup withholding on the proceeds from, a sale or other disposition of our common stock. The certification procedures described in the above paragraph will satisfy these certification requirements as well.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s United States federal income tax liability, provided the required information is timely furnished to the IRS.

New Legislation Relating to Foreign Accounts

Newly enacted legislation may impose withholding taxes on certain types of payments made to “foreign financial institutions” (as specially defined under these rules) and certain other non-U.S. entities. Under this legislation, the failure to comply with additional certification, information reporting and other specified requirements could result in withholding tax being imposed on payments of dividends and sales proceeds to foreign intermediaries and certain non-U.S. holders. The legislation imposes a 30% withholding tax on dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a foreign financial institution or to a foreign non-financial entity, unless (i) the foreign financial institution undertakes certain diligence and reporting obligations or (ii) the foreign non-financial entity either certifies it does not have any substantial United States owners or furnishes identifying information regarding each substantial United States owner. If the payee is a foreign financial institution, it must enter into an agreement with the United States Treasury requiring, among other things, that it undertake to identify accounts held by certain United States persons or United States-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. The legislation would apply to payments made after December 31, 2012. Prospective investors should consult their tax advisors regarding this legislation.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated is acting as the underwriter of this offering. Subject to the terms and conditions set forth in an underwriting agreement among us, the selling stockholder and the underwriter, the selling stockholder has agreed to sell to the underwriter, and the underwriter has agreed to purchase from the selling stockholder all of the shares of common stock offered by the selling stockholder in this prospectus supplement.

We and the selling stockholder have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriter may be required to make in respect of those liabilities.

The underwriter is offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriter of officer’s certificates and legal opinions. The underwriter reserves the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The underwriter is purchasing the shares of common stock from the selling stockholder at $      per share (representing approximately $      aggregate net proceeds to the selling stockholder). We will not receive any proceeds from the sale of our common stock by the selling stockholder. The expenses of the offering, not including the underwriting discount, are estimated at $      and are payable by us. The underwriter may offer the shares of common stock from time to time for sale in one or more transactions on the Nasdaq Global Select Market, in the over-the-counter market, through negotiated transactions or otherwise at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. In connection with the sale of the shares of common stock offered hereby, the underwriter may be deemed to have received compensation in the form of underwriting discounts. The underwriter may effect such transactions by selling shares of common stock to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriter and/or purchasers of shares of common stock for whom they may act as agents or to whom they may sell as principal.

Nasdaq Global Select Market Listing

The shares are listed on the Nasdaq Global Select Market under the symbol “ASCA.”

Price Stabilization, Short Positions

Until the distribution of the shares is completed, SEC rules may limit the underwriter from bidding for and purchasing our common stock. However, the underwriter may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriter may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriter of a greater number of shares than they are required to purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriter in the open market prior to the completion of the offering.

Similar to other purchase transactions, the underwriter’s purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriter may conduct these transactions on the Nasdaq Global Select Market, in the over-the-counter market or otherwise.

Neither we nor the underwriter makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor the underwriter make any representation that the underwriter will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Passive Market Making

In connection with this offering, the underwriter may engage in passive market making transactions in the common stock on the Nasdaq Global Select Market in accordance with Rule 103 of Regulation M under the Exchange Act during a period before the commencement of offers or sales of common stock and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of those transactions. The underwriter is not required to engage in passive market making and may end passive market making activities at any time.

Electronic Offer, Sale and Distribution of Shares

In connection with the offering, the underwriter may distribute this prospectus supplement and the accompanying prospectus by electronic means, such as e-mail. In addition, the underwriter may facilitate Internet distribution for this offering to certain of its Internet subscription customers. The underwriter may allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus supplement and the accompanying prospectus are available on the Internet Web site maintained by the underwriter. Other than the prospectus supplement and the accompanying prospectus in electronic format, the information on the underwriter’s Web site is not part of this prospectus supplement or the accompanying prospectus.

Other Relationships

The underwriter acted as a joint book-running manager in our offering of senior notes completed in April 2011 and an affiliate of the underwriter is a lender under our senior secured credit facilities. In addition, the underwriter and its affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. The underwriter has received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of its business activities, the underwriter and its affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriter and its affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the

Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), no offer of shares may be made to the public in that Relevant Member State other than:

A. to any legal entity which is a qualified investor as defined in the Prospectus Directive;

B. to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the underwriter; or

C. in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require the Company or the underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State (other than a Relevant Member State where there is a Permitted Public Offer) who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that (A) it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive, and (B) in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” as defined in the Prospectus Directive, or in circumstances in which the prior consent of the Subscribers has been given to the offer or resale. In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the underwriter has been obtained to each such proposed offer or resale.

The Company, the underwriter and their affiliates will rely upon the truth and accuracy of the foregoing representation, acknowledgement and agreement.

This prospectus supplement and the accompanying prospectus have been prepared on the basis that any offer of shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Relevant Member State of shares which are the subject of the offering contemplated in this prospectus supplement and the accompanying prospectus may only do so in circumstances in which no obligation arises for the Company or the underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the Company nor the underwriter has authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for the Company or the underwriter to publish a prospectus for such offer.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This document relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This document is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this document nor taken steps to verify the information set forth herein and has no responsibility for the document. The shares to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this document you should consult an authorized financial advisor.

LEGAL MATTERS

The validity of the securities offered hereby will be passed upon for us by Brownstein Hyatt Farber Schreck, LLP, Las Vegas, Nevada. Gibson, Dunn & Crutcher, LLP, Los Angeles, California, will pass upon certain legal matters for us. Latham & Watkins LLP, Los Angeles, California, will pass upon certain legal matters for the underwriter named in this prospectus supplement in connection with this offering.

PROSPECTUS
4,808,400 Shares

Ameristar Casinos, Inc.

Common Stock

The selling securityholder named herein may offer and sell from time to time up to 4,808,400 shares of our common stock covered by this prospectus. The selling securityholder will receive all of the proceeds from any sales of the shares offered hereby. We will not receive any of the proceeds, but we will incur expenses in connection with the offering.

Our registration of the shares of common stock covered by this prospectus does not mean that the selling securityholder will offer or sell any of the shares. The selling securityholder may sell the shares of common stock covered by this prospectus in a number of different ways and at varying prices. We provide more information about how the selling securityholder may sell the shares in the section entitled “Plan of Distribution” beginning on page 22.

Our common stock is traded on the Nasdaq Global Select Market (the “NASDAQ”) under the symbol “ASCA.” On May 10, 2011 the last reported sale price of our common stock on the NASDAQ was $22.63 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 8.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

None of the Nevada Gaming Commission, the Missouri Gaming Commission, the Mississippi Gaming Commission, the Iowa Racing and Gaming Commission, the Indiana Gaming Commission, the Colorado Limited Gaming Control Commission or any other gaming regulatory authority has approved or disapproved of these securities or determined if this prospectus is truthful or complete.

The date of this prospectus is May 16, 2011

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission, or the “SEC,” using a “shelf” registration process. If required, specific information about the terms of an offering will be included in a prospectus supplement relating to each specific offering of shares. The prospectus supplement may also add, update or change information included in this prospectus. You should read both this prospectus and any applicable prospectus supplement, together with additional information described below under the caption “Where You Can Find More Information.”

We have prepared the information contained in this prospectus, any applicable prospectus supplement, any free writing prospectus and the documents incorporated by reference herein and therein that have been filed by us with the SEC. Neither we, the selling securityholder, nor any underwriter has authorized anyone to provide you with any other information and neither we, the selling securityholder nor any underwriter takes any responsibility for other information others may give you.

The information contained in this prospectus, in any prospectus supplement, in any free writing prospectus or in any document incorporated by reference is accurate only as of its date, regardless of the time of delivery of this prospectus or any sale of common stock. Our business, financial condition, results of operations and prospects may have changed since the dates of such respective documents.

This prospectus is not an offer to sell or solicitation of an offer to buy these shares of common stock in any circumstances under which or jurisdiction in which the offer or solicitation is unlawful.

Unless the context otherwise indicates, the terms “Ameristar,” “Company,” “we,” “us,” and “our” as used in this prospectus refer to Ameristar Casinos, Inc. and its subsidiaries. The phrase “this prospectus” refers to this prospectus and any applicable prospectus supplement, unless the context otherwise requires.

FORWARD-LOOKING STATEMENTS

This prospectus contains or incorporates by reference documents containing certain statements that are, or may be deemed to be, “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Actual outcomes and results may differ materially from those expressed in, or implied by, our forward-looking statements. Words such as “believes,” “estimates,” “anticipates,” “intends,” “expects,” “plans,” “is confident that,” and other similar expressions or future or conditional verbs such as “will,” “should,” “would” and “could” are intended to identify such forward-looking statements. Readers should not rely solely on the forward-looking statements and should consider all uncertainties and risks throughout this prospectus, including those set forth or incorporated by reference under “Risk Factors.” The statements are representative only as of the date they are made, and we undertake no obligation to update any forward-looking statement.

All forward-looking statements, by their nature, are subject to risks and uncertainties. Our actual future results may differ materially from those set forth in our forward-looking statements. We face risks that are inherent in the businesses and the marketplaces in which we operate. While management believes these forward-looking statements are accurate and reasonable, uncertainties, risks and factors, including those described below and under “Risk Factors,” could cause actual results to differ materially from those reflected in the forward-looking statements.

Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations and also could cause actual results to differ materially from those included, contemplated or implied by the forward-looking statements made, or incorporated by reference, in this prospectus, and the reader should not consider the above list of factors to be a complete set of all potential risks or uncertainties.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-3 with respect to the shares of common stock offered hereby. This prospectus does not contain all the information set forth in the registration statement, parts of which are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the common stock offered hereby, reference is made to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit.

We file annual, quarterly and current reports, proxy and information statements and other information with the SEC pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The SEC maintains an Internet site at http://www.sec.gov that contains those reports, proxy and information statements and other information regarding us. You may also inspect and copy those reports, proxy and information statements and other information at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room.

You can access electronic copies of our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, other Exchange Act filings and all amendments to those filings, free of charge, on our website at http://www.ameristar.com. Access to those electronic filings is available as soon as reasonably practicable after they are filed with, or furnished to, the SEC. We make our website content available for information purposes only. It should not be relied upon for investment purposes, nor is it incorporated by reference into this prospectus.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information about us by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this prospectus. This prospectus incorporates by reference the documents and reports listed below (other than portions of these documents that are either (1) described in paragraph (e) of Item 201 of Registration S-K or paragraphs (d)(1)-(3) and (e)(5) of Item 407 of Regulation S-K promulgated by the SEC or (2) furnished under Item 2.02 or Item 7.01 of a Current Report on Form 8-K):

•	our Annual Report on Form 10-K for the year ended December 31, 2010, as filed with the SEC on March 16, 2011, including the information incorporated by reference from our Proxy Statement filed with the SEC on May 2, 2011 in connection with the solicitation of proxies for the 2011 Annual Meeting of Stockholders of Ameristar Casinos, Inc. to be held on June 15, 2011;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2011, as filed with the SEC on May 10, 2011;

•	our Current Reports on Form 8-K, as filed with the SEC on the following dates: February 28, 2011; March 28, 2011; April 4, 2011; April 12, 2011; April 19, 2011; April 27, 2011; April 28, 2011; May 3, 2011; May 4, 2011 and May 4, 2011; and

•	the description of our common stock, par value $0.01 per share, included in our Registration Statement on Form S-2 (File No. 333-73178) filed with the SEC on November 13, 2001, as amended by (i) the Certificate of Amendment to the Company’s Articles of Incorporation included as Exhibit 3.1 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2002; and (ii) the Certificate of Change included as Exhibit 3(i).1 to our Current Report on Form 8-K filed with the SEC on June 8, 2005.

We also incorporate by reference the information contained in all other documents we file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than portions of these documents that are either (1) described in paragraph (e) of Item 201 of Regulation S-K or paragraphs (d)(1)-(3) and (e)(5) of Item 407 of Regulation S-K promulgated by the SEC or (2) furnished under Item 2.02 or Item 7.01 of a Current Report on Form 8-K, unless otherwise indicated therein) after the date of the initial registration statement of which this prospectus forms a part and prior to the effectiveness of such registration statement, and after the date of this prospectus and prior to the termination of this offering. The information contained in any such document will be considered part of this prospectus from the date the document is filed with the SEC.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We will provide you, without charge, a copy of any or all of the information incorporated by reference into this prospectus, if requested in writing or by telephone. Any such request should be directed to Ameristar Casinos, Inc., 3773 Howard Hughes Parkway, Suite 490 South, Las Vegas, Nevada 89169, Attention: Investor Relations Department; telephone number (702) 567-7000.

OUR COMPANY

We are a developer, owner and operator of casino entertainment facilities in local and regional markets in the United States. Ameristar has been a public company since November 1993. We currently own and operate eight properties in seven markets in Colorado, Indiana, Iowa, Mississippi, Missouri and Nevada. We believe that we benefit from the diversification of our properties. For the year ended December 31, 2010, we generated net revenues and operating income of $1,189.3 million and $140.1 million, respectively.

Our strategy is to capitalize on our high-quality facilities and products and our dedication to superior guest service to effectively compete in each of our markets and to drive growth that creates value for our stockholders. In 2010, we celebrated the success of the first full year of operating with a new hotel and under favorable regulatory changes at Ameristar Black Hawk. We also announced a hotel room renovation project at our East Chicago property slated for completion in 2011, and the addition of 106 rooms and a fitness facility to our Kansas City property scheduled to be completed in 2012.

We believe the Ameristar experience differentiates us from our competitors. That experience is built upon our high-quality facilities and products, such as slots, food, lodging, entertainment and the friendly service our 7,600 team members offer our guests. Our casinos feature spacious gaming floors and typically have the largest number of gaming positions in our markets. We believe we feature more of the newest and most popular slot machines than any other casino in each market. We design the flow of our casino floors to attractively position and draw attention to our newest and most popular games and provide convenient access to other amenities, which we believe creates a more entertaining experience for our guests.

Most of our revenue comes from slot play, but we also offer a wide range of table games, including blackjack, craps, roulette and poker, in the majority of our markets. We set minimum and maximum betting limits for the properties based on competitive conditions and other factors. Our gaming revenues are derived from a broad base of guests, and we do not depend exclusively upon high- or low-stakes players. We extend gaming credit at our properties in Indiana, Mississippi and Nevada.

We generally offer a greater variety of high-end lodging and dining choices than other casinos in our markets. Our hotels offer upscale accommodations with tastefully appointed rooms offering appealing amenities. Our signature dining concepts include steakhouses, elaborate buffets and casual dining restaurants, including sports bars. Whether in our steakhouses or delis, our emphasis is on quality in all aspects of the dining experience—food, service, ambiance and facilities. The private Star Clubs offer our elite levels of Star Awards members an exclusive place to relax at all Ameristar-branded properties. Our properties also showcase a range of live entertainment.

Our principal executive offices are located at 3773 Howard Hughes Parkway, Suite 490S, Las Vegas, Nevada 89169, and our telephone number is (702) 567-7000.

RECENT DEVELOPMENTS

Refinancing

As previously announced, on April 14, 2011, we obtained approximately $2.2 billion of new debt financing (the “Refinancing”) that was used (i) to repurchase our outstanding 9 1/4% Senior Notes due 2014 tendered pursuant to the tender offer announced on March 29, 2011, including payment of the tender premium and accrued interest, (ii) to prepay and permanently retire all of the indebtedness under our prior senior secured credit facility, (iii) to complete the Stock Purchase described below and (iv) to pay related fees and expenses. We will use the remaining borrowing availability under our new credit facility of approximately $128 million as of April 14, 2011 for our general corporate and working capital purposes.

The Refinancing consists of $800 million principal amount of unsecured 7.50% Senior Notes due 2021 (the “New Notes”) and $1.4 billion of new senior secured credit facilities (the “New Credit Facility”). The New Credit Facility includes (i) a $200 million A term loan that was fully borrowed at closing and matures in 2016, (ii) a $700 million B term loan that was fully borrowed at closing and matures in 2018 and (iii) a $500 million revolving credit facility, $368 million of which was borrowed at closing and which matures in 2016. Upon the satisfaction of certain conditions, we will have the option to increase the total amount available under the New Credit Facility by up to the greater of an additional $200 million or an amount determined by reference to our Total Net Leverage Ratio (as defined in the New Credit Facility agreement).

The A term loan and the revolving loan facility bear interest at the London Interbank Offered Rate (LIBOR) plus 275 basis points or the base rate plus 175 basis points, at our option. The B term loan bears interest at LIBOR (subject to a LIBOR floor of 1%) plus 300 basis points or the base rate (subject to a base rate floor of 2%) plus 200 basis points, at our option. The LIBOR margin for the A term loan and the revolving loan facility is subject to reduction based on our Total Net Leverage Ratio. The commitment fee on the revolving loan facility is 50 basis points, subject to reduction based on the Total Net Leverage Ratio.

Stock Purchase from the Neilsen Estate

On February 27, 2011, we entered into a binding letter agreement to purchase 26,150,000 shares of our common stock (the “Stock Purchase,” and together with the Refinancing, the “Transactions”) from the Estate of Craig H. Neilsen (the “Estate”), our then majority stockholder, at a price of $17.50 per share, for a total price of $457,625,000. We subsequently entered into a definitive agreement with the Estate regarding the Stock Purchase on March 25, 2011 and we completed the Stock Purchase on April 19, 2011.

As of the consummation of the Stock Purchase, the repurchased shares represented approximately 45 percent of our outstanding shares and 83 percent of the Estate’s ownership in Ameristar. Following the completion of the Stock Purchase and the open market sales of 570,000 shares by the Estate in March and April 2011, as of May 10, 2011, the Estate owned approximately 15 percent of our outstanding common stock.

Flood Risk at Ameristar Vicksburg

Based on estimates by the U.S. Army Corps of Engineers for the Mississippi River, the casino facility at Ameristar Vicksburg faces potential extraordinary flood risk in mid-May. We have constructed physical enhancements designed to withstand the anticipated flood levels. In order to ensure the safety of guests and team members, Ameristar Vicksburg may be required to close for up to approximately two weeks. If closure is required, we estimate it likely would commence approximately one week before the crest, which is anticipated on or about May 19, 2011. If Ameristar Vicksburg is closed for an extended period or if the facility incurs extensive damage, we would incur significant costs and lost profits, which will exceed the limited property and business interruption insurance coverage for flooding in Vicksburg.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

We have derived the following summary historical financial data for each of the three years ended December 31, 2010 from our audited consolidated financial statements. The summary data below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical financial statements and notes thereto incorporated into this prospectus by reference to our publicly filed documents. The adjusted balance sheet data gives effect to the Transactions, as if such events occurred on March 31, 2011.

	Year Ended December 31,			Three Months Ended March 31,
	2010	2009	2008	2011	2010
	(amounts in thousands, except per share data)
				(unaudited)

Statement of Operations Data:
REVENUES:
Casino	$1,247,034	$1,254,590	$1,296,806	$317,121	$314,539
Food and beverage	134,854	135,941	156,987	35,169	33,261
Rooms	79,403	66,411	56,024	19,203	19,387
Other	30,559	32,692	38,491	7,222	7,729

	1,491,850	1,489,634	1,548,308	378,715	374,916
Less: Promotional allowances	(302,568)	(274,189)	(280,406)	(69,972)	(72,297)

Net revenues	1,189,282	1,215,445	1,267,902	308,743	302,619

OPERATING EXPENSES:
Casino	544,001	556,684	604,747	134,726	135,540
Food and beverage	64,451	65,633	74,650	15,570	16,458
Rooms	17,591	10,466	11,221	3,880	4,558
Other	12,419	14,240	21,154	2,603	3,249
Selling, general and administrative	244,964	241,853	265,622	63,036	62,399
Depreciation and amortization	109,070	107,005	105,895	26,444	27,612
Impairment of goodwill (1)	21,438	111,700	130,300	—	—
Impairment of other intangible assets (1)	34,791	—	184,200	—	—
Impairment of fixed assets	224	3,929	1,031	—	—
Net loss (gain) on disposition of assets	255	411	683	(129)	52

Total operating expenses	1,049,204	1,111,921	1,399,503	246,130	249,868

Income (loss) from operations	140,078	103,524	(131,601)	62,613	52,751
OTHER INCOME (EXPENSE):
Interest income	452	515	774	2	112
Interest expense, net of capitalized interest	(121,233)	(106,849)	(76,639)	(25,055)	(34,440)
Loss on early retirement of debt	—	(5,365)	—	—	—
Other	1,463	2,006	(3,404)	454	421

Income (loss) before income tax provision (benefit)	20,760	(6,169)	(210,870)	38,014	18,844
Income tax provision (benefit)	12,130	(1,502)	(80,198)	16,168	8,166

NET INCOME (LOSS)	$8,630	$(4,667)	$(130,672)	$21,846	$10,678

EARNINGS (LOSS) PER SHARE:
Basic	$0.15	$(0.08)	$(2.28)	$0.37	$0.18

Diluted	$0.15	$(0.08)	$(2.28)	$0.37	$0.18

CASH DIVIDENDS DECLARED PER SHARE	$0.42	$0.42	$0.32	$0.11	$0.11

WEIGHTED-AVERAGE SHARES OUTSTANDING:
Basic	58,025	57,543	57,191	58,322	57,811

Diluted	58,818	57,543	57,191	59,634	58,891

(1)	As required under Accounting Standards Codification Topic 350, we perform an assessment of our goodwill and other intangible assets at least annually to determine if the carrying value exceeds the fair value. During the years ended December 31, 2010, 2009 and 2008, we impaired the intangible assets at

Ameristar East Chicago due to weakening economic conditions and changes in the forecasted operations that materially affected the property’s fair value. As a result, in 2010, 2009 and 2008 we recorded non-cash impairment charges relating to the goodwill and the gaming license acquired in the purchase of the East Chicago property of $56.0 million, $111.7 million and $314.5 million, respectively. Additionally in 2010, we performed an impairment review of Ameristar St. Charles’ HOME nightclub service mark license due to the permanent closure of the nightclub that resulted in $0.2 million of impairment charges.

	As of March 31, 2011
	Actual	As Adjusted
	(amounts in thousands)
	(unaudited)

Balance Sheet Data:
Cash and cash equivalents (2)	$88,755	$88,755
Total assets	$2,048,359	$2,077,650
Total debt, net of discount of $9,658 and $8,750 (2)	$1,485,452	$2,074,360
Stockholders’ equity (deficit) (3)	$376,037	$(136,250)

(2)	The cash and cash equivalents and total debt amounts shown as adjusted as of March 31, 2011 do not give effect to $15 million in debt repayments under our prior senior secured credit facility that were made between April 1, 2011 and April 14, 2011.

(3)	The stockholders’ deficit amount shown as adjusted as of March 31, 2011 includes the estimated loss on early retirement of debt of approximately $55 million, net of a $29 million tax benefit, as a result of the Transactions.

RISK FACTORS

Our business is subject to significant risks. You should carefully consider the risks and uncertainties described in this prospectus, any applicable prospectus supplement and the documents incorporated by reference herein, which may be amended, supplemented or superseded from time to time by other reports we file with the SEC in the future (see “Incorporation of Certain Information by Reference”). The risks and uncertainties described in this prospectus, any applicable prospectus supplement and the documents incorporated by reference herein are not the only ones facing us. Additional risks and uncertainties that we do not presently know about or that we currently believe are not material may also adversely affect our business. If any of the risks and uncertainties described in this prospectus, any applicable prospectus supplement or the documents incorporated by reference herein actually occur, our business, financial condition and results of operations could be adversely affected in a material way. This could cause the trading price of our common stock to decline, perhaps significantly, and you may lose part or all of your investment.

Risks Relating to Our Common Stock

The Market Price of Our Common Stock May be Highly Volatile or May Decline Regardless of Our Operating Performance.

The trading price of our common stock may fluctuate substantially. The price of our common stock may be higher or lower than the price you pay to purchase your shares, depending on many factors, some of which are beyond our control. Broad market and industry factors may adversely affect the market price of our common stock, regardless of our actual operating performance. The fluctuations could cause you to lose all or part of your investment in our shares of common stock. Factors that could cause fluctuation in the trading price of our common stock may include, but are not limited to, the following:

•	price and volume fluctuations in the overall stock market from time to time;

•	significant volatility in the market price and trading volume of companies similar to ours;

•	actual or anticipated variations in our earnings or operating results;

•	actual or anticipated changes in financial estimates by us or by any securities analysts who might cover our stock;

•	market conditions or trends in our industry and the economy as a whole; and

•	additions or departures of key personnel.

In addition, if the market for stocks of gaming operators similar to us or the stock market in general experiences loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, results of operations or financial condition. The trading price of our common stock might also decline in reaction to events that affect other companies in our industry even if these events do not directly affect us.

Holders of Our Common Stock may be Subject to Gaming Regulatory Requirements or could be Forced to Sell Their Shares.

All of the jurisdictions in which we operate gaming facilities have regulations requiring owners of more than a specified percentage of our outstanding stock to notify gaming regulatory authorities, provide information or certifications to those authorities and, in some cases, apply for a finding of suitability or license. The threshold level of ownership for such requirements in some jurisdictions is as low as 5% of our outstanding common stock, although exceptions or reduced requirements may be applicable for timely submissions by holders who generally qualify as institutional investors as defined in that jurisdiction and own not more than 10% of our stock. The specific qualifications vary by jurisdiction, but the lack of intent to exercise control over the company or its operations, by itself, is not a sufficient basis for exception or reduced requirements in some jurisdictions.

Owners of sufficient percentages of our common stock who do not or cannot comply with these requirements may be compelled to dispose of their common stock quickly and at a time at which they do not desire to do so. Any such sales by a significant holder of common stock, and the regulatory disincentives to acquire significant ownership positions, could affect the trading price of our common stock.

The Continued Payment of Dividends on Our Stock is Dependent on a Number of Factors and is Not Assured.

Holders of our common stock are only entitled to receive such dividends as our Board of Directors may declare out of funds legally available for such payments. The payment of future dividends will depend upon our earnings, economic conditions, liquidity and capital requirements and other factors, including the higher debt leverage and debt service requirements we have following the consummation of the Refinancing. Accordingly, we cannot assure you that future dividends will be paid at levels comparable to our historical distributions, if at all. In addition, the New Credit Facility and the indenture governing the New Notes impose limitations on the amount of dividends we may pay, determined by one or more of the amount of dividends, the satisfaction of certain financial covenants or other conditions.

Risks Related to Our Business

Our Business is Sensitive to Reductions in Discretionary Consumer Spending.

Our business has been and may continue to be adversely affected by the economic downturn currently being experienced in the United States, as we are highly dependent on discretionary spending by our guests. We are not able to predict the length or severity of the downturn. Changes in discretionary consumer spending or consumer preferences brought about by factors such as increased or continuing high unemployment, significant increases in energy and automobile fuel prices, perceived or actual deterioration in general economic conditions, the protracted disruption in the housing markets, the availability of credit, perceived or actual decline in disposable consumer income and wealth (including declines resulting from any increase in personal income tax rates) and changes in consumer confidence in the economy may continue to reduce customer demand for the leisure activities we offer and adversely affect our revenues and cash flow.

We have Substantial Debt and may Incur Additional Debt; Leverage may Impair Our Financial Condition and Restrict Our Operations.

We currently have a substantial amount of debt. As of April 30, 2011, our total consolidated debt, excluding discount, was $2.07 billion. For accounting purposes, our total liabilities exceed our total assets.

Subject to specified limitations, the indenture governing the New Notes permits us to incur substantial additional debt. In addition, our New Credit Facility permits us to borrow up to an additional approximately $128 million under the revolving loan facility (after giving effect to outstanding letters of credit).

Our substantial debt and any additional debt we may incur could have important consequences for the holders of the Notes, including:

•	increasing our vulnerability to general adverse economic and industry conditions;

•	limiting our ability to obtain additional financing to fund working capital requirements, capital expenditures, investments and acquisitions;

•	requiring a substantial portion of our cash flows from operations for the payment of interest on our debt and reducing our ability to use our cash flows to fund working capital, capital expenditures, acquisitions, dividends, stock repurchases and general corporate requirements;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	exposing our cash flows to changes in floating rates of interest such that an increase in floating rates would negatively impact our cash flows; and

•	placing us at a competitive disadvantage to less leveraged competitors.

The occurrence of any one of these events could have an adverse effect on our business, financial condition, results of operations, prospects and ability to satisfy our obligations under our indebtedness.

Servicing Our Debt will Require a Significant Amount of Cash, and Our Ability to Generate Sufficient Cash Depends on Many Factors, Some of Which are Beyond Our Control.

Our ability to make payments on and refinance our debt and to fund capital expenditures depends on our ability to generate cash flow in the future. To some extent, our ability to generate future cash flow is subject to general economic, financial, competitive, legislative and regulatory factors and other factors that are beyond our control. In addition, the ability to borrow funds under our New Credit Facility in the future will depend on our satisfying the financial covenants in the agreement governing such facility. We cannot assure that our business will generate cash flow from operations or that future borrowings will be available to us under our New Credit Facility in an amount sufficient to enable us to pay our debt or to fund other liquidity needs. Any inability to generate sufficient cash flow or refinance our debt on favorable terms could have a material adverse effect on our financial condition.

Covenant Restrictions Under Our New Credit Facility and the Indenture Governing the New Notes may Limit Our Ability to Operate Our Business.

The agreement governing our New Credit Facility and the indenture governing our New Notes contain covenants that restrict our ability to, among other things, borrow money, pay dividends, make capital expenditures and effect a consolidation, merger or disposal of all or substantially all of our assets. Although the covenants in our New Credit Facility and the indenture governing our New Notes are subject to various exceptions, we cannot assure you that these covenants will not adversely affect our ability to finance future operations or capital needs or to engage in other activities that may be in our best interest. In addition, our long-term debt requires us to maintain specified financial ratios and satisfy certain financial condition tests, which may require that we take action to reduce our debt or to act in a manner contrary to our business objectives. A breach of any of these covenants could result in a default under our New Credit Facility and the indenture governing our New Notes. If an event of default under our New Credit Facility occurs, the lenders thereunder could elect to declare all amounts outstanding thereunder, together with accrued interest, to be immediately due and payable. In addition, our New Credit Facility is secured by first priority security interests on substantially all of our real and personal property, including the capital stock of our subsidiaries. If we are unable to pay all amounts declared due and payable in the event of a default, the lenders could foreclose on these assets.

The Gaming Industry is Very Competitive and Increased Competition could have a Material Adverse Effect on Our Future Operations.

The gaming industry is very competitive and we face dynamic competitive pressures in each of our markets. Several of our competitors are larger and have greater financial and other resources. We may choose or be required to take actions in response to competitors that may increase our marketing costs and other operating expenses.

Our operating properties are located in jurisdictions that restrict gaming to certain areas or are adjacent to states that prohibit or restrict gaming operations. These restrictions and prohibitions provide substantial benefits to our business and our ability to attract and retain guests. The legalization or expanded legalization or authorization of gaming within or near a market area of one of our properties could result in a significant increase in competition and have a material adverse effect on our business, financial condition and results of operations. Economic difficulties faced by state governments, as well as the increased acceptance of gaming as a leisure activity, could lead to intensified political pressure for the expansion of legalized gaming.

In 2007, the Kansas legislature enacted a law that authorizes up to four state-owned and operated freestanding casinos and three racetrack slot machine parlors developed and managed by third parties. At that time, one casino and one racetrack location were authorized in Wyandotte County in the greater Kansas City market. The owner of the potential racetrack slot machine parlor license surrendered its racing license and closed the facility due to concerns about the tax rate that would apply to its gaming operations, which was substantially higher than the tax rate in Missouri or applicable to Kansas freestanding casinos. The future status of the racetrack license is uncertain; however, there have been discussions about reducing the tax rate in order to incentivize the installation of slot machines at the racetracks and reduce the state’s budget deficit. In February 2010, the Kansas Lottery Gaming Facility Review Board approved a proposal by a partnership that includes a major commercial casino operator to develop a large land-based casino and entertainment facility at the Kansas Speedway, approximately 24 miles from Ameristar Kansas City. Construction of the first phase of the project is underway and it is expected to open in the first half of 2012. This facility will provide significant additional competition for Ameristar Kansas City that could have a material adverse effect on the results of operations of that property.

Our East Chicago property currently competes with seven other casino gaming facilities in the Chicagoland market in Indiana and Illinois and with one Native American casino in Michigan. One of our property’s principal competitors is located in Hammond, Indiana, which is closer to and has significantly better access for customers who live in Chicago, Illinois and the Chicago suburbs that are the primary feeder markets for Ameristar East Chicago. The Hammond facility opened a $485 million expansion in 2008 that has adversely affected our property’s business, particularly table games and poker, and we expect will continue to do so.

In December 2008, the Illinois Gaming Board awarded the exclusive right to apply for the tenth and final Illinois casino license to a developer for a property in Des Plaines, Illinois, located approximately 40 miles from Ameristar East Chicago. Construction is underway and that facility is expected to open in late 2011. From time to time, the Illinois General Assembly has also considered other forms of gaming expansion in the state. In December 2010, the Illinois Senate passed a measure that would have authorized one land-based casino in the City of Chicago, four new riverboat casinos in downstate Illinois, slot machines at the existing racetracks and at Chicago’s two major airports and an increase in the number of gaming positions at each of the existing Illinois casinos (which are currently limited to 1,200 positions). The measure would have also reduced the top gaming tax rate on adjusted gross receipts from 50% to 44%. The measure was not passed by the Illinois House before the legislative session ended; however, it is possible this or a similar measure will be introduced in the future. If Illinois materially expands gaming, particularly in downtown Chicago or the south Chicago suburbs, the additional competition could materially adversely affect the financial performance of Ameristar East Chicago.

A state senator again introduced a measure in the recently-ended session of the Indiana legislature that would have allowed one of the two adjacent riverboat casino licenses held by the same operator in Gary, Indiana, approximately five miles from Ameristar East Chicago, to be moved to a nearby land-based location. The legislation was not passed, but it is possible this measure may be introduced in the future. If the casino is allowed to relocate inland, Ameristar East Chicago would face significant additional competition that would adversely affect its financial performance.

In December 2007, a competitor opened a new casino in downtown St. Louis, approximately 22 miles from Ameristar St. Charles, and in March 2010 the same competitor opened an additional casino facility in southeastern St. Louis County, approximately 30 miles from Ameristar St. Charles. The new facilities have resulted in significant additional competition for Ameristar St. Charles that has adversely impacted Ameristar St. Charles’ business. In addition, if legislation is enacted in Illinois to permit the operation of slot machines at racetracks, Ameristar St. Charles would face additional competition from the racetrack near East St. Louis, Illinois.

The Missouri State Lottery authority is considering introducing video lottery terminals (“VLTs”) at the state’s existing lottery outlets in order to help make up a shortfall in the state budget. VLTs are very similar in appearance and performance to casino slot machines. If this occurs, the VLTs would represent additional competition for our St. Charles and Kansas City properties.

Native American gaming facilities in some instances operate under regulatory and financial requirements that are less stringent than those imposed on state-licensed casinos, which could provide them with a competitive advantage and lead to increased competition in our markets. In December 2007, the National Indian Gaming Commission (the “NIGC”) approved the request of the Ponca Tribe of Nebraska to have a five-acre parcel owned by the tribe in Carter Lake, Iowa, located approximately five miles from Ameristar Council Bluffs, approved for the operation of gaming. In December 2008, in a lawsuit brought by the State of Nebraska and joined by the State of Iowa and the City of Council Bluffs, the federal district court reversed the NIGC’s decision. The U.S. Department of the Interior appealed the district court ruling, and in October 2010 the Eighth Circuit Court of Appeals reversed the district court’s decision and ordered the court to remand the matter to the NIGC for further consideration. The Court of Appeals directed the NIGC to revisit the issue, taking into consideration, among other things, a 2003 agreement between the State of Iowa and the Bureau of Indian Affairs. That agreement stated that the five-acre parcel would be utilized for a health center and not for gaming purposes. If the tribe is allowed to conduct gaming at this location, the additional competition would adversely affect our Council Bluffs business.

The entry into our current markets of additional competitors could have a material adverse effect on our business, financial condition and results of operations, particularly if a competitor were to obtain a license to operate a gaming facility in a superior location. Furthermore, increases in the popularity of, and competition from, Internet and other account wagering and gaming services, which allow customers to wager on a wide variety of sporting events and play Las Vegas-style casino games from home, could have a material adverse effect on our business, financial condition, operating results and prospects.

Our Business may be Adversely Affected by Legislation Prohibiting Tobacco Smoking.

Legislation in various forms to ban indoor tobacco smoking in public places has recently been enacted or introduced in many states and local jurisdictions, including several of the jurisdictions in which we operate. Effective January 1, 2008, a Colorado smoking ban was extended to include casino floors. We believe this ban has significantly negatively impacted business volumes in all Colorado gaming markets. In April 2008, voters in the City of Kansas City approved a ballot measure, which was subsequently modified by the City Council, that prohibits smoking in most indoor public places within the City, including restaurants, but which contains an exemption for casino floors and 20% of all hotel rooms. One of Ameristar Kansas City’s competitors is not subject to a smoking ban in any form, which we believe has had some negative impact on our business. On July 1, 2008, a statewide indoor smoking ban went into effect in the State of Iowa. The law includes an exemption for casino floors and 20% of all hotel rooms. From time to time, bills have been introduced in the Iowa legislature that would eliminate the casino floor exemption. Nevada has a statewide indoor smoking ban, with exemptions for the gaming areas of casinos and bars where prepared food is not served. In January 2011, a statewide indoor smoking ban was passed by the Indiana House but did not become law. Similar bills have been introduced from time to time in the Missouri General Assembly, and some members of the St. Charles County Council have recently stated they favor a public referendum on a county-wide indoor smoking ban that would not exempt the casino floor of Ameristar St. Charles. If additional restrictions on smoking are enacted in jurisdictions in which we operate, particularly if such restrictions are applicable to casino floors, our business could be materially adversely affected.

If the Jurisdictions in Which We Operate Increase Gaming Taxes and Fees, Our Results could be Adversely Affected.

State and local authorities raise a significant amount of revenue through taxes and fees on gaming activities. From time to time, legislators and government officials have proposed changes in tax laws, or in the administration of such laws, affecting the gaming industry. Periods of economic downturn and budget deficits, such as are currently being experienced in most states, may intensify such efforts to raise revenues through increases in gaming taxes. If the jurisdictions in which we operate were to increase gaming taxes or fees, depending on the magnitude of the increase and any offsetting factors (such as the elimination of the buy-in limit in Missouri that became effective in 2008), our financial condition and results of operations could be materially adversely affected.

The governor of Iowa recently proposed that the legislature substantially increase the gaming tax rate paid by riverboat casinos on adjusted gross receipts and reduce the state’s business earnings taxes. If enacted, a gaming tax increase of this magnitude would materially adversely affect the results of operations of Ameristar Council Bluffs and the other casinos in the state.

Our Business is Subject to Restrictions and Limitations Imposed by Gaming Regulatory Authorities That could Adversely Affect Us.

The ownership and operation of casino gaming facilities are subject to extensive state and local regulation. The states of Missouri, Iowa, Indiana, Mississippi, Colorado and Nevada and the applicable local authorities require various licenses, findings of suitability, registrations, permits and approvals to be held by us and our subsidiaries. The Missouri Gaming Commission, the Iowa Racing and Gaming Commission, the Indiana Gaming Commission, the Mississippi Gaming Commission, the Colorado Limited Gaming Control Commission and the Nevada Gaming Commission may, among other things, limit, condition, suspend, revoke or not renew a license or approval to own the stock of any of our Missouri, Iowa, Indiana, Mississippi, Colorado or Nevada subsidiaries, respectively, for any cause deemed reasonable by such licensing authority. Our gaming licenses in Missouri and Colorado must be renewed every two years, our gaming licenses in Iowa and Indiana must be renewed every year and our gaming license in Mississippi must be renewed every three years. If we violate gaming laws or regulations, substantial fines could be levied against us, our subsidiaries and the persons involved, and we could be forced to forfeit portions of our assets. The suspension, revocation or non-renewal of any of our licenses or the levy on us of substantial fines or forfeiture of assets could have a material adverse effect on our business, financial condition and results of operations.

To date, we have obtained all governmental licenses, findings of suitability, registrations, permits and approvals necessary for the operation of our currently operating gaming activities. However, gaming licenses and related approvals are deemed to be privileges under the laws of all the jurisdictions in which we operate. We cannot assure you that our existing licenses, permits and approvals will be maintained or extended. We also cannot assure you that any new licenses, permits and approvals that may be required in the future will be granted to us.

Adverse Weather Conditions or Natural Disasters in the Areas in Which We Operate, or Other Conditions That Restrict Access to Our Properties, could have an Adverse Effect on Our Results of Operations and Financial Condition.

Adverse weather conditions, particularly flooding, heavy snowfall and other extreme conditions, as well as natural disasters, can deter our guests from traveling or make it difficult for them to visit our properties. If any of our properties were to experience prolonged adverse weather conditions, or if multiple properties were to simultaneously experience adverse weather conditions, our results of operations and financial condition would be adversely affected. Our business may also be adversely affected by other events or conditions that restrict access to our properties, such as road closures.

On December 28, 2009, the Indiana Department of Transportation announced that it was permanently closing the Cline Avenue bridge near Ameristar East Chicago. The bridge had been closed since November 13, 2009 due to safety concerns discovered during an inspection of the bridge. Closure of the bridge has made access to the property inconvenient for many of Ameristar East Chicago’s customers and has significantly impacted the property’s business levels and operating results, and we expect this to continue unless and until improved access is developed. As a result of the bridge closure, access to our property has significantly deteriorated relative to the access of our primary competitors.

In Black Hawk, a project to widen a mile-long stretch of State Route 119 near Ameristar Black Hawk to four lanes began in late 2010 and is expected to last until mid-2012. Also, a project recently commenced to bury a drainage pipe underneath the portion of Route 119 that runs through the center of Black Hawk, directly in front of our property. That project is scheduled to be completed in August 2012. These projects are expected to create some inconvenience for guests of Ameristar Black Hawk and adversely affect its business levels while they are ongoing.

The Missouri Department of Transportation has announced it will be undertaking a major renovation of the westbound span of the Blanchette Bridge, which carries Interstate 70 over the Missouri River near Ameristar St. Charles. The project is expected to begin in the first half of 2012 and last approximately one year. During the project, the westbound span of the bridge will be closed and westbound traffic will be diverted to the eastbound span, which will carry three lanes in each direction, compared to the current five lanes in each direction. The project will create inconvenience for guests of Ameristar St. Charles that we expect will materially adversely affect its business levels while it is ongoing.

We have limited insurance coverage for earthquake damage at our properties. Several of our properties, particularly Ameristar St. Charles, are located near historically active earthquake faults. In the event one of our properties was to sustain significant damage from an earthquake, our business could be materially adversely affected.

We are Subject to the Risk of Rising Interest Rates.

All of our outstanding debt under the New Credit Facility bears interest at variable rates. As of April 30, 2011, we had approximately $1.27 billion outstanding under our New Credit Facility. If short-term interest rates rise from current levels, our interest cost would increase, which would adversely affect our net income and available cash.

Many Factors, Some of Which are Beyond Our Control, could Adversely Affect Our Ability to Successfully Complete Our Construction and Development Projects as Planned.

General Construction Risks—Delays and Cost Overruns.  Construction and expansion projects for our properties entail significant risks. These risks include: (1) shortages of materials (including slot machines or other gaming equipment); (2) shortages of skilled labor or work stoppages; (3) unforeseen construction scheduling, engineering, environmental or geological problems; (4) weather interference, floods, hurricanes, fires or other casualty losses; (5) unanticipated cost increases; (6) delays or increased costs in obtaining required governmental permits and approvals; and (7) construction period disruption to existing operations.

Our anticipated costs and construction periods for construction projects are based upon budgets, conceptual design documents and construction schedule estimates prepared by us in consultation with our architects, consultants and contractors. The cost of any construction project undertaken by us may vary significantly from initial expectations, and we may have a limited amount of capital resources to fund cost overruns on any project. If we cannot finance cost overruns on a timely basis, the completion of one or more projects may be delayed until adequate cash flows from operations or other financing is available. The completion date of any of our construction projects could also differ significantly from initial expectations for construction-related or other reasons. We cannot assure you that any project will be completed on time, if at all, or within established budgets. Significant delays or cost overruns on our construction projects could have a material adverse effect on our business, financial condition and results of operations. We are currently engaged in litigation with the general contractor for our St. Charles hotel project, which was completed later and at a higher cost than originally announced.

From time to time, we may employ “fast-track” design and construction methods in our construction and development projects. This involves the design of future stages of construction while earlier stages of construction are underway. Although we believe the use of fast-track design and construction methods may reduce the overall construction time, these methods may not always result in such reductions, often involve greater construction costs than otherwise would be incurred and may increase the risk of disputes with contractors, all of which could have a material adverse effect on our business, financial condition and results of operations.

Construction Dependent Upon Available Financing and Cash Flows from Operations.  The availability of funds under our New Credit Facility at any time will be dependent upon, among other factors, the amount of our Adjusted EBITDA, as defined in the New Credit Facility agreement, during the preceding four consecutive fiscal quarters. Our future operating performance will be subject to financial, economic, business, competitive, regulatory and other factors, many of which are beyond our control. Accordingly, we cannot assure you that our future consolidated Adjusted EBITDA and the resulting availability of operating cash flows or borrowing capacity will be sufficient to allow us to undertake or complete future construction projects.

As a result of operating risks, including those described in this section, and other risks associated with a new venture, we cannot assure you that, once completed, any development project will increase our operating profits or operating cash flows.

We have Limited Opportunities to Develop or Acquire New Properties.

The casino gaming industry has limited new development opportunities. Most jurisdictions in which casino gaming is currently permitted place numerical and/or geographical limitations on the issuance of new gaming licenses. Although a number of jurisdictions in the United States and foreign countries are considering legalizing or expanding casino gaming, in some cases new gaming operations may be restricted to specific locations, such as pari-mutuel racetracks. Moreover, it is not clear whether the tax, land use planning and regulatory structures that may be applicable to any new gaming opportunity would make the development and operation of a casino financially acceptable. We expect that there will be intense competition for any attractive new opportunities (which may include acquisitions of existing properties) that do arise, and many of the companies competing for such opportunities will have greater resources and name recognition than we do. Therefore, we cannot assure you that we will be able to successfully expand our business through new development or acquisitions.

Our Business may be Materially Impacted by an Act of Terrorism or by Additional Security Requirements That may be Imposed on Us.

The U.S. Department of Homeland Security has stated that places where large numbers of people congregate, including hotels, are subject to a heightened risk of terrorism. An act of terrorism affecting one of our properties, whether or not covered by insurance, or otherwise affecting the gaming, travel or tourism industry in the United States, may have a material adverse effect on our business. Additionally, our business may become subject to increased security measures designed to prevent terrorist acts.

Our Business may be Adversely Affected by Our Ability to Retain and Attract Key Personnel.

We depend on the continued performance of our entire senior management team. If we lose the services of any of our key executives or our senior property management personnel and cannot replace such persons in a timely manner, it could have an adverse effect on our business.

We have experienced and expect to continue to experience strong competition in hiring and retaining qualified property and corporate management personnel, including competition from numerous Native American gaming facilities that are not subject to the same taxation regimes as we are and therefore may be willing and able to pay higher rates of compensation. From time to time, we have a number of vacancies in key corporate and property management positions. If we are unable to successfully recruit and retain qualified management personnel at our properties or at our corporate level, our results of operations could be adversely affected.

As we recruit personnel, we expect successful candidates to exhibit a collaborative, communicative and collegial nature. We also employ a high degree of centralization in a generally highly decentralized industry. These factors create risk in attracting management personnel in a timely fashion, as well as hiring candidates we expect to be successful within our Company.

The Concentration and Evolution of the Slot Machine Manufacturing Industry or Other Technological Conditions could Impose Additional Costs on Us.

A substantial majority of our revenues are attributable to slot machines operated by us at our casinos. It is important, for competitive reasons, that we offer the most popular and up-to-date slot machine games with the latest technology to our guests.

In recent years, the prices of new slot machines have escalated faster than the rate of inflation. Furthermore, in recent years, slot machine manufacturers have frequently refused to sell slot machines featuring the most popular games, instead requiring participating lease arrangements in order to acquire the machines. Participation slot machine leasing arrangements typically require the payment of a fixed daily rental. Such agreements may also include a percentage payment of coin-in or net win. Generally, a participating lease is substantially more expensive over the long term than the cost to purchase a new machine.

For competitive reasons, we may be forced to purchase new slot machines or enter into participating lease arrangements that are more expensive than the costs associated with the continued operation of our existing slot machines. If the newer slot machines do not result in sufficient incremental revenues to offset the increased investment and participating lease costs, it could hurt our profitability.

We materially rely on a variety of hardware and software products to maximize revenue and efficiency in our operations. Technology in the gaming industry is developing rapidly, and we may need to invest substantial amounts to acquire the most current gaming and hotel technology and equipment in order to remain competitive in the markets in which we operate. Ensuring the successful implementation and maintenance of any new technology acquired is an additional risk.

Any Loss From Service of Our Operating Facilities for Any Reason could Materially Adversely Affect Us.

Our operating facilities could be lost from service due to casualty, mechanical failure, extended or extraordinary maintenance, floods or other severe weather conditions. Our riverboat and barge facilities are especially exposed to these risks and the changes in water levels.

The Ameristar Vicksburg site has experienced ongoing geologic instability that requires periodic maintenance and improvements. Although we have reinforced the cofferdam basin in which the vessel is drydocked on a concrete foundation, further reinforcements may be necessary. We are also monitoring the site and expect that further steps will be necessary to stabilize the site in order to permit operations to continue. A site failure would require Ameristar Vicksburg to limit or cease operations.

Based on estimates by the U.S. Army Corps of Engineers for the Mississippi River, the casino facility at Ameristar Vicksburg faces potential extraordinary flood risk in mid-May. We have constructed physical enhancements designed to withstand the anticipated flood levels. In order to ensure the safety of guests and team members, Ameristar Vicksburg may be required to close for up to approximately two weeks. If closure is required, we estimate it likely would commence approximately one week before the crest, which is anticipated on or about May 19, 2011. If Ameristar Vicksburg is closed for an extended period or if the facility incurs extensive damage, we would incur significant costs and lost profits, which will exceed the limited property and business interruption insurance coverage for flooding in Vicksburg.

The loss of an operating facility from service for any period of time likely would adversely affect our operating results and borrowing capacity under the New Credit Facility in an amount that we are unable to reasonably accurately estimate. It could also result in the occurrence of an event of a default under the New Credit Facility.

A Change in Control Could Result in the Acceleration of Our Debt Obligations.

Certain changes in control of Ameristar could result in the acceleration of our New Credit Facility and the obligation to offer to repurchase our New Notes. We cannot assure that we would be able to repay or refinance any indebtedness that is accelerated as a result of a change in control, and this would likely materially adversely affect our financial condition.

We are Subject to Non-Gaming Regulation.

We are subject to certain federal, state and local environmental laws, regulations and ordinances that apply to non-gaming businesses generally, including the Clean Air Act, the Clean Water Act, the Resource Conservation Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act and the Oil Pollution Act of 1990. Under various federal, state and local laws and regulations, an owner or operator of real property may be held liable for the costs of removal or remediation of certain hazardous or toxic substances or wastes located on its property, regardless of whether or not the present owner or operator knows of, or is responsible for, the presence of such substances or wastes. We have not identified any issues associated with our properties that could reasonably be expected to have an adverse effect on us or the results of our operations. However, certain of our properties are located in industrial areas or were used for industrial purposes for many years. As a consequence, it is possible that historical or neighboring activities have affected one or more of our properties and that, as a result, environmental issues could arise in the future, the precise nature of which we cannot now predict. We do not have environmental liability insurance to cover most such events, and the environmental liability insurance coverage we maintain to cover certain events includes significant limitations and exclusions. In addition, if we discover any significant environmental contamination affecting any of our properties, we could face material remediation costs or additional development costs for future expansion activities.

Regulations adopted by the Financial Crimes Enforcement Network of the U.S. Treasury Department require us to report currency transactions in excess of $10,000 occurring within a gaming day, including identification of the patron by name and social security number. U.S. Treasury Department regulations also require us to report certain suspicious activity, including any transaction that exceeds $5,000 if we know, suspect or have reason to believe that the transaction involves funds from illegal activity or is designed to evade federal regulations or reporting requirements. Substantial penalties can be imposed against us if we fail to comply with these regulations.

Our riverboats must comply with certain federal and state laws and regulations with respect to boat design, on-board facilities, equipment, personnel and safety. In addition, we are required to have third parties periodically inspect and certify all of our casino barges for stability and single compartment flooding integrity. Our casino barges also must meet local fire safety standards. We would incur additional costs if any of our gaming facilities were not in compliance with one or more of these regulations.

We are also subject to a variety of other federal, state and local laws and regulations, including those relating to zoning, construction, land use, employment, marketing and advertising and the sale of alcoholic beverages. If we are not in compliance with these laws and regulations, it could have a material adverse effect on our business, financial condition and results of operations.

The imposition of a substantial penalty or the loss of service of a gaming facility for a significant period of time would have a material adverse effect on our business.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the shares of common stock offered and sold pursuant to this prospectus. We, and not the selling securityholder, will pay the costs, expenses and fees in connection with the registration and sale of the shares covered by this prospectus, but the selling securityholder will pay all discounts, commissions or brokers’ fees or fees of similar securities industry professionals and transfer taxes, if any, attributable to sales of the shares.

SELLING SECURITYHOLDER

This prospectus relates to the possible resale of up to 4,808,400 shares of our common stock by the Estate, which received the shares upon the death of Craig H. Neilsen, our founder and former Chairman of the Board and Chief Executive Officer. Mr. Neilsen died in November 2006, beneficially owning approximately 56% of our outstanding common stock. As a result of his death, these shares passed by operation of law to the Estate. Following the completion of the Stock Purchase and the open market sales of 570,000 shares by the Estate in March and April 2011, as of May 10, 2011, the Estate owned approximately 15 percent of our outstanding common stock. The co-executors of the Estate are Ray H. Neilsen, our former executive Chairman of the Board who resigned from Ameristar in May 2011, and Gordon R. Kanofsky, our Chief Executive Officer. The mailing address for the principal place of business of the Estate is:

Estate of Craig H. Neilsen
c/o Neilsen & Company LLC
P.O. Box 5478
Twin Falls, Idaho 83303-5478
Attention: Ray H. Neilsen and Gordon R. Kanofsky

The following table sets forth information with respect to the beneficial ownership of our common stock by the selling securityholder as of May 10, 2011, the number of shares being offered hereby and information with respect to shares to be beneficially owned by the selling securityholder assuming all the shares registered hereunder are sold. The percentage ownership before the offering is based on 32,222,488 shares of our common stock outstanding as of May 5, 2011. The registration of the shares of common stock does not necessarily mean that the selling securityholder will sell all or any particular portion of the shares.

	Shares Beneficially			Shares Beneficially Owned
	Owned as of May 10, 2011		Shares Offered Hereby	After the Offering
Name	Number	Percentage	Number	Number	Percentage

Estate of Craig H. Neilsen	4,808,400	14.9%	4,808,400	0	0%

Material Relationships

Registration Rights Agreement.  Prior to the execution of the Purchase Agreement, the Estate had certain registration rights with respect to shares of our common stock owned by the Estate, as set forth in Section 4.2 of that certain Plan of Reorganization, entered into as of November 15, 1993 by and among Craig H. Neilsen, individually and as trustee, and Ameristar. In connection with the Purchase Agreement, Ameristar and the Estate also agreed to amend and restate the terms of the Estate’s registration rights, as set forth in Annex A to the Purchase Agreement (the “Amended and Restated Registration Rights Provisions”), which was included as Exhibit 10.2 to our Current Report on Form 8-K filed with the SEC on March 28, 2011. The following description of the Estate’s registration rights is not complete and is qualified in its entirety by the Amended and Restated Registration Rights Provisions. No other holder of our common stock has registration rights, but the Estate may transfer its registration rights along with any shares of our common stock that it may transfer from time to time.

Demand Registration Rights.  The Estate may require us to file a registration statement relating to common stock to be offered by the Estate so long as the number of shares to be sold has a reasonably anticipated aggregate offering price, net of underwriting discounts and commissions, of over $10,000,000. We are not obligated to make more than three demand registrations on behalf of the Estate. The shares being offered by this prospectus were registered pursuant to the Estate’s initial demand registration notice. If we have publicly announced our intention to register any of our securities for a public offering and the Estate desires to register certain of its shares of our common stock, the Estate must utilize its piggyback registration rights rather than its demand registration rights.

Piggyback Registration Rights.  The Estate may request to have its shares of our common stock registered any time we file a registration statement for a public offering of our common stock for cash. If the registration includes common stock to be sold for our own account and our underwriters reasonably believe that the success of the offering would be adversely impacted by including in the offering shares to be sold by the Estate, the number of shares of common stock that may be sold by the Estate in the offering may be eliminated or cut back by our underwriters.

PLAN OF DISTRIBUTION

We are registering 4,808,400 shares of our common stock for possible sale by the selling securityholder.

The selling securityholder may offer and sell all or a portion of the shares covered by this prospectus from time to time, in one or more or any combination of the following transactions:

•	on the NASDAQ, in the over-the-counter market or on any other national securities exchange on which our shares are listed or traded;

•	in privately negotiated transactions;

•	in underwritten transactions;

•	in a block trade in which a broker-dealer will attempt to sell the offered shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	through purchases by a broker-dealer as principal and resale by the broker-dealer for its account pursuant to this prospectus; and

•	through any other method permitted by applicable law.

The selling securityholder may sell the shares at prices then prevailing or related to the then current market price or at negotiated prices. The offering price of the shares from time to time will be determined by the selling securityholder and, at the time of the determination, may be higher or lower than the market price of our common stock on the NASDAQ or any other exchange or market.

The shares may be offered to the public, from time to time, through broker-dealers acting as agent or principal, including through underwriting syndicates represented by one or more managing underwriters or directly by one or more of such firms in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the shares of common stock will be subject to the conditions set forth in the applicable underwriting agreement. Any public offering price and any discounts or concessions allowed or reallowed or paid by underwriters or dealers to other dealers may be changed from time to time.

In connection with an underwritten offering, underwriters or agents may receive compensation in the form of discounts, concessions or commissions from the selling securityholder or from purchasers of the offered shares for whom they may act as agents. In addition, underwriters may sell the shares to or through dealers, and those dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. The selling securityholder and any underwriters, dealers or agents participating in a distribution of the shares may be deemed to be “underwriters” within the meaning of the Securities Act, and any profit on the sale of the shares by the selling securityholder and any commissions received by broker-dealers may be deemed to be underwriting commissions under the Securities Act.

We and the selling securityholder each may agree to indemnify an underwriter, broker-dealer or agent against certain liabilities related to the selling of the common stock, including liabilities arising under the Securities Act.

Upon our notification by the selling securityholder that any material arrangement has been entered into with an underwriter or broker-dealer (or if we enter into such an agreement) for the sale of shares through NASDAQ, a privately negotiated transaction, a block trade, a purchase of shares by an underwriter or broker-dealer or through another of the manners of offer and sale described above, we will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act, disclosing certain material information, including:

•	the name of the selling securityholder;

•	the number of shares being offered;

•	the terms of the offering;

•	the names of the participating underwriters, broker-dealers or agents;

•	any discounts, commissions or other compensation paid to underwriters or broker-dealers and any discounts, commissions or concessions allowed or reallowed or paid by any underwriters to dealers;

•	the public offering price; and

•	other material terms of the offering.

The selling securityholder is subject to the applicable provisions of the Exchange Act and the rules and regulations under the Exchange Act, including Regulation M. This regulation may limit the timing of purchases and sales of any of the shares of common stock offered in this prospectus by the selling securityholder. The anti-manipulation rules under the Exchange Act may apply to sales of shares in the market and to the activities of the selling securityholder and its affiliates. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of the shares to engage in market-making activities for the particular securities being distributed for a period of up to five business days before the distribution. The restrictions may affect the marketability of the shares and the ability of any person or entity to engage in market-making activities for the shares.

To facilitate the offering of shares covered by this prospectus, certain persons participating in the offering may engage in transactions that stabilize, maintain or otherwise affect the price of the shares of common stock. This may include over-allotments or short sales of the securities, which involve the sale by persons participating in the offering of more securities than the selling securityholder sold to them. In these circumstances, these persons would cover such over-allotments or short positions by making purchases in the open market or by exercising their over-allotment option, if any. In addition, these persons may stabilize or maintain the price of the securities by bidding for or purchasing securities in the open market or by imposing penalty bids, whereby selling concessions allowed to dealers participating in the offering may be reclaimed if securities sold by them are repurchased in connection with stabilization transactions. The effect of these transactions may be to stabilize or maintain the market price of the securities at a level above that which might otherwise prevail in the open market. These transactions may be discontinued at any time.

In the ordinary course of their business activities, any underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve securities and instruments of the Company.

To the extent required, this prospectus may be amended and/or supplemented from time to time to describe a specific plan of distribution.

Instead of selling the shares of common stock under this prospectus, the selling securityholder may sell the shares of common stock in compliance with the provisions of Rule 144 under the Securities Act, if available, or pursuant to other available exemptions from the registration requirements of the Securities Act.

LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon for us by Brownstein Hyatt Farber Schreck, LLP. Any underwriters or agents will be advised about other issues relating to the offering by counsel to be named in the applicable prospectus supplement.

EXPERTS

The consolidated financial statements of Ameristar Casinos, Inc. appearing in Ameristar Casinos, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2010, and the effectiveness of Ameristar Casinos, Inc.’s internal control over financial reporting as of December 31, 2010, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon included therein, and incorporated herein by reference. Such consolidated financial statements and Ameristar Casinos, Inc. management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2010 are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

4,560,055 Shares

Ameristar Casinos, Inc.

Common Stock

PROSPECTUS SUPPLEMENT

BofA Merrill Lynch

May   , 2011